

Donna McKenna · 3rd

 Donna McKenna Casting

Casting Director/Producer/Educator

Patchogue, New York, United States · **Contact info**

500+ connections

🔒 **Message** (More)

Experience


Donna McKenna Casting
24 yrs


Casting Director and Producer
1997 – Present · 24 yrs

Casting Director for Film and Television

imdb link - http://www.imdb.com/name/nm0571353/


Donna McKenna, CSA
Feb 2015 – Present · 6 yrs 5 mos
New York

Member of the Casting Society of America

Skills & endorsements

Film · 99+

 Endorsed by **Carlos Tavares and 42 others** who are highly skilled at this

Feature Films · 99+

Skills & endorsements

Film · 99+

 Endorsed by **Carlos Tavares and 42 others** who are highly skilled at this

Feature Films · 99+

 Endorsed by **Jim Thalman and 6 others** who are highly skilled at this

Television · 99+

 Endorsed by **Christopher Salvesen and 7 others** who are highly skilled at this

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Recommendations

Received (2)   Given (2)


Joyce Corbin
Biz Support for Overwhelmed Entrepreneurs & Managers
May 14, 2012, Joyce worked with Donna but at different companies

Donna is incredible, reliable, detail oriented, caring, concerned, etc., etc., etc. If you need your film or TV show cast to perfection just call Donna. She not only goes the extra mile she goes the extra 100 miles... I would recommend her to anyone at anytime... Joyce Corbin


Liliane Klein
Actress at Central Square Theater
March 24, 2008, Liliane worked with Donna but at different companies

Donna is an excellent casting director with an uncanny knack for finding talent and fostering good work.

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